RECEIVED

2007 APR 23 P 12:24

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549
U.S.A.

07022807

April 17, 2007

SUPPL

Re: Investor AB – file no 82-34698

The enclosed information is being furnished pursuant to Rule 12g3-2(b).

Very truly yours,

Gunilla Swardh
Compliance Officer

PROCESSED

APR 26 2007

THOMSON FINANCIAL

Enclosure

4/24

Investor AB
A Public Company
Registration No. 556013-8298

SE-103 32 Stockholm Sweden
Visiting address
Arsenalsgatan 8c

Tel +46 8 614 20 00
Fax +46 8 614 21 50
www.investorab.com

investor

Press Release

Stockholm, April 17, 2007

Utilization of authorization within Investor AB to repurchase own shares to hedge the company's long-term share-based remuneration program

The 2007 Annual General Meeting of Investor AB ("Investor") approved the proposal to authorize the Board of Directors to purchase the company's own shares for the purpose of hedging Investor's long-term share-based remuneration program for 2007. Investor hereby announces that the company's board has decided to utilize the authorization for this purpose.

The shares will be purchased on the Stockholm Stock Exchange (Stockholmsbörsen) at a price within the registered share price interval on each occasion.

Purchases can be made as of April 18, 2007 until next year's annual general meeting. No acquisitions are intended to be made during a 30-day period prior to the announcement of quarterly results, the day of announcement included.

Investor currently holds 700,000 own shares. The total number of outstanding shares in Investor is 767,175,030 and the maximum number of shares intended to be repurchased is 700,000.

INVESTOR AB

For further information:

Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations, +46 8 614 20 59, +46 70 624 20 59

Our press releases can be accessed at www.investorab.com on the Internet.

Investor is the largest industrial holding company in the Nordic region. For almost a century, our business concept has been generate attractive long-term returns by investing in companies with solid potential for value creation and applying our experience, knowledge and network to make them best-in-class. Investor is a leading shareholder in a number of multinational companies, including Ericsson, SEB and Atlas Copco. Investor also conducts private equity activities in the United States, Northern Europe and Asia.

Interim Report January-March 2007

Important events during the quarter

- MAN withdrew its public bid for Scania.
- Shares in Husqvarna were purchased for SEK 252 m.
- Mölnlycke Health Care was acquired together with Morgan Stanley Principal Investments. Investor's investment amounted to SEK 5.5 bn. (EUR 586 m.).
- The Private Equity business area had an impact of SEK 3.6 bn on net income for the period, due mainly to unrealized value increases within EQT's funds.
- After the close of the reporting period, dividends totaling SEK 3.4 bn. were paid to shareholders (SEK 4.50 per share), which was booked as a liability effective the Annual General Meeting's approval of the dividend on March 27.

Financial information

- The net asset value amounted to SEK 163,313 m. (SEK 213 per share) on March 31, 2007, compared with SEK 159,320 m. (SEK 208 per share) at year-end 2006.
- Consolidated net income totaled SEK 7,439 m. (SEK 9.70 per share) in the first quarter, as against
SEK 15,380 m. in the corresponding period of 2006 (SEK 20.03 per share).
- Core Investments had an impact of SEK 4,039 m. on net income in the first quarter (16,326). Electrolux, Scania, SEB and Ericsson had the greatest impact with SEK 2,054 m., SEK 1,541 m., SEK 1,473 m. and SEK -1,580 m., respectively.
- Operating Investments had an impact with SEK -315 m. on net income in the quarter (-437).
- Private Equity had an effect of SEK 3,591 m. on net income during the period (-288).
- The total return on Investor shares was 2 percent in the first quarter (4). The total return has been 21 percent over the past 12-month period.

INVESTOR'S KEY FIGURES

	3/31 2007	12/31 2006
Assets, SEK m.	171 303	158 904
Net debt/cash, SEK m.	-7 990	416
Net asset value, SEK m.	163 313	159 320
Net asset value, SEK/share	213	208
Development during the quarter	1/1-3/31 2007	1/1-3/31 2006
Net income, SEK m.	7 439	15 380
Net income, SEK/share (before dilution)	9.70	20.03

Trend of net asset value


SEK bn.
220
180
140
100
60
97
98
99
00
01
02
03
04
05
06
Q1 07
Net asset value including reinvested dividends
Net asset value

Strong start to 2007



Global financial markets experienced high volatility during the first quarter. As a consequence, our Core Investments showed large swings in market capitalizations. However, we ended the quarter with a net asset value of SEK 163 bn., which was an all time high and represented an increase of SEK 4 bn. since the beginning of the year. Our Core Investments and Private Equity contributed to this value appreciation.

Acting in the best interest of Scania

In late January, MAN withdrew its hostile bid for Scania. We had consistently emphasized that the offer did not reflect the full value and potential of Scania. The trading of Scania shares since the withdrawal of the bid indicates that our view is shared by the market. Our approach to the situation remains unchanged: Scania is a well managed company, and any combination with another company should be construed in a way that adds value to Scania and all its shareholders. In this context I would like to express our appreciation for the strong support we received from many shareholders in pursuing what is best for Scania.

3 Scandinavia shows promising performance

3 Scandinavia's launch of mobile broadband services (HSPA) has started strongly, showing that the advantages and benefits of 3G-enabled services are now becoming more and more apparent to consumers. During the quarter, 3 Scandinavia reported a net increase of 60,000 subscribers.

Within Gambro, the three independent companies Gambro Healthcare, Gambro BCT and Gambro Renal Products are performing according to the established value creation plans. Ongoing initiatives to enhance long-term profitability are hampering, as planned, short-term results.

We announced the acquisition of Mölnlycke Health Care together with Morgan Stanley Principal Investments in January. Mölnlycke is one of the world's leading providers of single-use surgical and wound care products. We have developed a value creation plan focused on additional growth, both organically and through acquisitions. These efforts will initially have a negative impact on the operating profits of Mölnlycke, according to plan. We are pleased that the key people in Mölnlycke decided to invest significant amounts in the company, thereby showing that they share our belief in the investment case.

Strong quarter for Private Equity business area

EQT made a significant contribution to our NAV growth due to unrealized value increases in a couple of holdings. The publicity surrounding the private equity business has been intense lately. It is encouraging that the EQT team retained its focus on the business and made strong progress in the existing portfolio, as well as continued to build the portfolio with attractive new opportunities.

Following a decision by our AGM in March, we sold part of our ownership stake in EQT Partners AB to the company's management. After the transaction, Investor will remain a sponsor with a very attractive and unique arrangement.

Private vs. public

An important part of our strategy is to increase the share of our assets invested in unlisted companies. However, investments in public holdings will remain the bulk of our activity and we need to actively discuss how to improve the competitiveness of listed companies.

We need to increase the focus on the agency problem in public companies. The boards and management of public companies rarely align their interests with shareholders to the same degree as Private Equity-owned companies. We need to structure board fees and management compensation ensuring significant upside if shareholder value is created, but also meaningful downside if value creation is unsatisfactory. In a privately held company, there is often a direct link between owners, board and management. Shareholders in public companies have limited direct influence on company boards and managements, and are thus strongly dependent on the board and management team being incentivized to create value. Currently, there is insufficient alignment of such incentives. I believe this is a key topic for future discussions.

We are at the end of the board nominating processes for this year in our Core Investments. The conclusion is clear: it has become more difficult to recruit international board members, and the competition from Private Equity has increased. This makes it even more important to review the level as well as the structure of board compensation.

Low premium on risk

We live in a period with significant liquidity in the market. Market risk premium is very low and financing is cheap and easily available, driving asset prices up. I suspect that the current level of market risk premium may not be sustainable. Like all extremes, this is likely to correct itself but it is impossible to predict the timing. There are currently few signs that the present environment will change in the near term, but we need to remain prepared.

As a long-term investor, we remain disciplined in our approach to new investments while ensuring that we maintain a healthy balance sheet allowing us to capture investment opportunities that surely will arise.

Flexibility to act remains

Our net debt amounts to SEK 8 bn. after the first quarter. However, it should be noted that we expect to receive SEK 6.6 bn. in dividends and share redemptions during the rest of the year, assuming the annual general meetings confirm the respective board proposals. This will reduce our net debt. We are also planning to extend the maturity profile in our debt portfolio.

Our flexibility and readiness to act on market opportunities thus remain solidly in place.

Börje Ekholm

Development of the Group

Investor's net asset value increased by SEK 4 bn. during the first quarter, from SEK 159 bn. to SEK 163 bn. The dividend to shareholders, SEK 3.4 bn., was booked as a liability and had a negative impact on the net asset value. The largest contributing factors to net asset value growth were unrealized value increases in Core Investments and EQT's funds. Net income for the quarter was SEK 7.4 bn. Net debt totaled SEK 8 bn. at the close of the quarter.

Read more on investorab.com under "Investor in Figures" >>

INVESTOR'S NET ASSET VALUE

	3/31 2007		12/31 2006	
	SEK/ share	SEK m.	SEK/ share	SEK m.
Core Investments	180	137 729	176	135 274
Operating Investments	15	11 122	8	5 981
Private Equity Investments	23	18 003	20	15 181
Financial Investments	4	3 683	4	3 008
Other assets and liabilities	1	766	-1	-540
Total assets	223	171 303	207	158 904
Net debt/cash	-10	-7 990	1	416
Net asset value	213	163 313	208	159 320

Net asset value

On March 31, 2007, Investor's net asset value amounted to SEK 163,313 m. (compared with SEK 159,320 m. at year-end 2006), corresponding to SEK 213 per share (208). The net asset value, after the dividend of SEK 3,449 m., increased by SEK 3,993 m. during the first quarter (12,656).

The net asset value, including reinvested dividends, increased 5 percent during the first quarter (11).

Total assets by sector, 3/31 2007


Other 7%
Technology 17%
Engineering 39%
Financial Services 17%
Healthcare 20%

INVESTOR'S BUSINESS AREA STRUCTURE

	Type of company/operation	Type of ownership	Valuation principle
Core Investments	Large publicly listed investments with a long ownership horizon	Leading minority ownership	Stock price
Operating Investments	Medium-size to large companies with a medium-long to long ownership horizon; primarily unlisted holdings	Majority ownership or with significant influence	Share of shareholders' equity
Private Equity Investments	Growth capital and buyouts, primarily in unlisted companies Ownership horizon: ~3-7 years	Leading minority ownership in Investor Growth Capital Majority ownership in EQT	Stock price, multiple or third-party valuation
Financial Investments	Financial/non-strategic holdings/operations with a shorter ownership horizon	Minority ownership	Stock price or third-party valuation

Trend of earnings

Consolidated net income totaled SEK 7,439 m. in the first quarter (15,380). The result was due mainly to value appreciation in Core Investments and EQT.

Core Investments impacted income for the quarter by SEK 4,039 m. (16,326), Operating Investments by SEK -315 m.
(-437), Private Equity Investments by SEK 3,591 m. (-288) and Financial Investments by SEK 98 m. (83).

TREND OF EARNINGS, INVESTOR GROUP

SEK m.	1/1-3/31 2007	1/1-3/31 2006
Change in value	6 857	15 845
Dividends	1 258	377
Operating costs[1]	-143	-137
Other income items	-533	-705
Net income	7 439	15 380
Dividend	-3 449	-2 685
Other	3	-39
Change in net asset value	3 993	12 656

1) Includes cost of long-term share-based remuneration programs calculated in the accounts.

See Segment Reporting, page 18, for a detailed presentation of each business area's development.

Dividend to shareholders

The Annual General Meeting on March 27, 2007 approved the board's proposed dividend of SEK 4.50 per share. The dividend payment to Investor shareholders totaled SEK 3,499 m., which was made after the close of the reporting period (April 4). In this report the dividend is booked as a liability, and not as a cash settlement, since the record date for payment was in the first quarter. In 2006, dividends to shareholders totaled SEK 2,685 m., or SEK 3.50 per share.

Trend of earnings, Group


SEK m.
16 000
12 000
8 000
4 000
0
Q1 2006
Q1 2007

Percentage of listed and unlisted assets, 3/31 2007


Unlisted 19%
Listed 81%

TOTAL ASSETS BY SECTOR AND BUSINESS AREA ON MARCH 31, 2007

SEK m.	Engineering	Healthcare	Financial Services	Technology	Other	Total
Core Investments	64 183	19 371	29 347	24 828	-	137 729
Operating Investments	-	8 601	-	710	1 811	11 122
Private Equity Investments	2 749	6 289	-	3 756	5 209	18 003
Financial Investments and Other	-	-	-	-	4 449	4 449
Total	66 932	34 261	29 347	29 294	11 469	171 303

Core Investments

The business area had a positive impact on income in the first quarter of the year. The majority of the Core Investments contributed to net asset value growth. Core Investments had a total impact of SEK 4 bn. on income (16). Shares were purchased in Husqvarna for SEK 252 m. in the first quarter. MAN's public bid for Scania was withdrawn.

Read more on investorab.com under "Our Investments" >>

At the end of January, MAN withdrew its hostile bid for Scania – a bid that Investor had opposed. In Investor's opinion, a potential combination with another truck manufacturer should be viewed as an opportunity, not a necessity.

The year-end reports of the Core Investments, released in the beginning of 2007, confirmed that the companies are generally performing strongly and have positive outlooks for earnings and profitability going forward.

Purchases and sales

During the first quarter, 2,451,600 B-shares in Husqvarna were purchased for SEK 257 m. and 37,600 A-shares in the company were sold for SEK 5 m.

During the quarter, 225,000 C-shares in SEB were acquired for SEK 47 m. and 225,000 A-shares in the company were sold for SEK 49 m.

Dividends and redemption programs

Dividends from the Core Investments totaled SEK 1,182 m. in the first quarter (362) and referred to AstraZeneca and SEB. The dividend from SEB had been booked as income but the cash payment had not been received by March 31, 2007.

During the quarter, Electrolux completed its redemption program in which Investor sold 34,365,071 redemption rights for SEK 687 m., which was included in sales for the period.

In addition to distributions received in the first quarter, Investor expects to receive a total of SEK 2,046 m. in dividends and SEK 4,545 m. from redemption programs from Core Investments, provided that the annual general meetings of the companies approve the proposals of the respective boards. Investor is thereby expected to receive a total of SEK 7.8 bn. in dividends and share redemptions during 2007 (2.8).

Earnings for the period

Core Investments had an effect of SEK 4,039 m. on income in the first quarter (16,326). Electrolux, Scania and SEB had the greatest impact with SEK 2,054 m., SEK 1,541 m. and SEK 1,473 m., respectively. Ericsson with SEK -1,580 m., SAAB with SEK -487 m. and ABB with SEK -457 m. had a negative effect on income.

Impact of Core Investments on income, 1/1-3/31 2007



Electrolux
2 054
Scania
1 541
SEB
1 473
AstraZeneca
856
Husqvarna
282
OMX
253
Atlas Copco
139
-457
ABB
-487
SAAB
-1 580
Ericsson
-35
Costs
-2 000
-1 000
0
1 000
2 000
3 000
SEK m.

TREND OF EARNINGS, CORE INVESTMENTS

SEK m.	1/1-3/31 2007	1/1-3/31 2006
Change in value	2 892	16 003
Dividends	1 182	362
Operating costs	-35	-39
Effect on income	4 039	16 326

Trend of earnings, Core Investments



SEK m.
20 000
15 000
10 000
5 000
0
Q1 2006
Q1 2007

Overview of Core Investments

	Number of shares[1] 3/31 2007	Ownership Capital[2] (%) 3/31 2007	Votes[2] (%) 3/31 2007 (%)	Share of total assets (%) 3/31 2007 (%)	Market value SEK/share 3/31 2007	Market value, SEK m. 3/31 2007	Net purchases (+)/sales (-) SEK m. 2007	Total return[3] 2007 (%)	Market value, SEK m. 12/31 2006
Engineering									
Atlas Copco	94 364 913	15.0	21.1	13	29	21 830		+1	21 691
ABB	166 330 142	7.6[4]	7.6[4]	12	26	19 918		-2	20 375
Scania	22 006 757	11.0	20.0	7	16	12 324		+14	10 783
Electrolux	34 365 071	11.1	27.6	4	8	6 066	-687[5]	+52	4 699
Husqvarna	35 241 071	12.1	29.9	2	5	4 045	+252	+8	3 512
				38	84	64 183			61 060
Financial Services									
SEB	123 027 895	17.9	18.2	16	36	27 469	-2	+6	26 735
OMX	12 950 507	10.7	10.7	1	2	1 878		+15	1 625
				17	38	29 347			28 360
Technology									
Ericsson	810 393 516	5.0	19.4	12	27	20 776		-7	22 356
Saab AB	21 611 925	19.8	38.0	2	5	4 052		-10	4 539
				14	32	24 828			26 895
Healthcare									
AstraZeneca	51 587 810	3.4[6]	3.4[6]	11	26	19 371		+5	18 959
				11	26	19 371			18 959
Total				80	180	137 729	-437		135 274

1) Holdings, including any shares on loan.
2) Calculated in accordance with the disclosure regulations of the Swedish Industry and Stock Exchange Committee (NBK), unless specified otherwise.
3) Most actively traded class of share, with the exception of Atlas Copco.
4) Calculated in accordance with Swiss disclosure regulations.
5) Refers to the sale of redemption rights in connection with redemption programs.
6) Calculated in accordance with British disclosure regulations.

Operating Investments

Mölnlycke Health Care was acquired in the first quarter together with Morgan Stanley Principal Investments. The acquisition was finalized on March 30, 2007. Investor's investment in Mölnlycke totaled SEK 5.5 bn. 3 Scandinavia continued to attract subscribers during the quarter and also reported rising average revenue per user. The Operating Investments business area had an impact of SEK -315 m. on income in the first three months of 2007 (-437).

Read more on investorab.com under "Our Investments"" >>

Earnings for the period

Operating Investments had an effect of SEK -315 m. on income in the first quarter (-437), of which SEK -183 m. was attributable to 3 Scandinavia and SEK -399 m. to Gambro Holding. The sale of part of Investor's ownership stake in EQT Partners AB had a positive impact of SEK 291 m. on income. The acquisition of Mölnlycke was closed on March 30 and therefore had no impact on income for the period.

Net asset value

OPERATING INVESTMENTS

		3/31 2007		12/31 2006	
	Ownership	SEK/ share	SEK m.	SEK/ share	SEK m.
Mölnlycke	62%[1]	7	5 464	-	-
Gambro Holding	49%[2]	4	3 137[3]	5	3 476
The Grand Group	100%	2	1 474	2	1 477
3 Scandinavia	40%	1	710[4]	1	668
Land & real estate	100%	1	304	0	302
Other[5]	-	0	33	0	58
Total	-	15	11 122	8	5 981

1) Refers to capital; votes total 46%.
2) In addition, Investor indirectly owns about 9 percent through its ownership in EQT IV.
3) Refers to Investor's share of equity on February 28, 2007.
4) Refers to Investor's share of equity on February 28, 2007 after adjustments in the Investor Group and Investor's shareholder loans to 3 totaling SEK 710 m. (437).
5) Refers to Novare and the advisory companies in Private Equity.

Mölnlycke Health Care

Read more on the Web: www.molnlycke.com >>

In the first quarter, Investor and Morgan Stanley Principal Investments acquired Mölnlycke Health Care through a jointly owned company. The acquisition was closed on March 30, 2007 and was financed primarily with external loans. Investor's investment in the company totaled SEK 5.5 bn. (EUR 586 m.).

Mölnlycke, like all other associated companies in the Operating Investments business area, is valued in accordance with the equity method. The opening value of Investor's holding in Mölnlycke therefore consists of the investment amount, which was SEK 5.5 bn.

Mölnlycke, headquartered in Gothenburg, Sweden, is a global manufacturer of single-use surgical and wound care products that are used primarily in the professional healthcare sector. In 2006, Mölnlycke had sales of approximately EUR 760 m. and EBITDA of about EUR 230 m. In the first quarter, the company's development followed plan.

Gambro Holding

Read more on the Web: www.gambro.com >>

Gambro Holding AB (previously Indap AB) is jointly owned by Investor (49%) and EQT IV (51%). Gambro Holding, in turn, owns Gambro Renal Products, Gambro BCT and Gambro Healthcare. Gambro Holding is primarily debt-financed.

Gambro Holding's operations are now divided into three separate legal entities and value creation plans have been developed and introduced in each. During the quarter, Gun Nilsson was appointed CEO of Gambro Holding.

Gambro Renal Products

www.gambro.com

Sales in the first quarter were higher than in the corresponding period of 2006, despite the import ban in the United States. Gambro Renal Products has been focusing on completing an action plan to boost profitability. The company continued to carry out major initiatives to resolve the import ban in the U.S. The above measures will continue to be charged to earnings, according to plan.

Gambro BCT

www.gambrobct.com

Sales in the first quarter were very positive and there is overall positive momentum in the industry. Sales in March were record-high. Atreus, an automated system for whole blood processing, was launched with very good results in Europe.

Gambro Healthcare

www.gambrohealthcare.com

Business developed well in all countries of operation during the first quarter. Gambro Healthcare closed the acquisition of the AETEA clinic in Poland during March and sold its holding in the La Réunion clinic.

3 Scandinavia

Read more on the Web: www.tre.se >>

On March 31, 2007, 3 Scandinavia had 731,000 subscribers in Sweden and Denmark, a net increase of 60,000 since the beginning of the year. The companies in Sweden and Denmark are showing stable growth.

Average revenue per user (ARPU) continued to increase during the year and was SEK 417 on March 31, 2007.

KEY FIGURES, 3 SCANDINAVIA

	3/31 2007	12/31 2006
Subscribers	731 000	671 000
ARPU (SEK)[1]	417	404
Non-voice ARPU (%)	22	23
Postpaid/prepaid ratio	87/13	88/12

1) Average monthly revenue per user (ARPU), based on the average over the past 12 months.

During February, 3 accelerated the sales and marketing campaign for its new mobile broadband service (Turbo-3G). The company's Turbo-3G modem topped 3's product sales list during part of the quarter.

In January, 3 launched the X-series, a subscription combining advanced mobile technology with Internet services, such as a Google, MSN, Skype and Mobile-TV. The subscription further leverages the services enabled by 3G technology.

Peder Ramel took over as new CEO of 3 Scandinavia on March 1, 2007.

In the first quarter, Investor provided SEK 273 m. in financing to 3 Scandinavia. As of March 31, 2007, Investor has financed 3 for a total of SEK 4,595 m.

The forecast remains that 3 Scandinavia will reach breakeven (EBITDA after deducting all customer acquisition and retention costs) on a monthly basis by 2008 at the latest.

Effect on value, 3 Scandinavia

3/31 2007	SEK m.
Total investments	4 595[1]
Effect on value up to 2006	-3 655
Effect on value in 2007	-230[2]
Closing value of 3	710

1) Of which SEK 710 m. refers to shareholders' loans. In addition, Investor has provided loan guarantees to 3 totaling SEK 4.2 bn.
2) Consists of the effect on income, SEK -183 m., and equity items, SEK -47 m.

The Grand Group

Read more on the Web: www.grandhotel.se >>

As in 2006, sales of the Grand Hôtel continued to rise during the first quarter of the year. The increase in sales was driven mainly by strong demand within the hotel's restaurant business.

The operating result was SEK 12 m. in the first quarter (4).

Other

In the first quarter, senior executives within EQT acquired 36 percent of Investor's stake in the advisory company EQT Partners AB, which is included in Operating Investments, for approximately SEK 292 m. (EUR 31.2 m.). After the sale, Investor owns 31 percent of the company, which was valued at approximately SEK 800 m. on the transaction date. In the consolidated accounts, the company is valued in accordance with the equity method.

COMPANIES IN THE OPERATING INVESTMENTS BUSINESS AREA

In the Operating Investments business area, Investor normally has a controlling interest or large ownership stake and significant influence in the underlying investment. Consequently, Investor applies the equity method of accounting for holdings that are classified as associated companies. Holdings classified as subsidiaries are fully consolidated. Below is a table of selective key figures, before adjustments in the Investor Group, for the largest companies in the Operating Investments business area. Figures are reported with one month's delay.

KEY FIGURES FOR OPERATING INVESTMENTS (COMPANIES' ENTIRE OPERATIONS), 12/1 2006-2/28 2007

SEK m.	Net sales	Operating result (EBITDA)	Total assets
Mölnlycke Health Care	1 686	451	16 245
Gambro Renal Products	2 642	204	13 846
Gambro BCT	634	154	2 658
Gambro Healthcare	513	77	3 229
3 Scandinavia	949	-226	14 322
The Grand Group	77	12	1 344

1) EBITDA is defined as follows for 3 Scandinavia: EBITDA after deducting all customer acquisition and retention costs
2) Refers to the period 1/1 -3/31 2007

Private Equity Investments

Income of the business area developed strongly in the first quarter, driven primarily by unrealized value increases in EQT's funds. Investor Growth Capital also had a positive effect on income for the period. The business area as a whole had an impact of SEK 3.6 bn. on income in the first quarter of 2007 (-0.3).

Read more on investorab.com under "Our Investments" >>

Purchases and sales

A total of SEK 314 m. was invested in the first quarter (198), of which SEK 189 m. comprised new investments (59) and SEK 125 m. consisted of follow-on investments (139). Most of the investments were made within Investor Growth Capital.

Holdings were sold for SEK 1,174 m. in the first quarter (2,325). The majority of the divestments were attributable to EQT. During the quarter, investments continued to exceed divestments within Investor Growth Capital.

Realized capital gains on divestments during the reporting period, calculated on the basis of historical acquisition values, totaled SEK 746 m. (1,581).

PURCHASES AND SALES, PRIVATE EQUITY INVESTMENTS

	1/1-3/31 2007	
SEK m.	Purchases	Sales
EQT	44	917
Investor Growth Capital	270	257
Total	314	1 174

Earnings for the period

The net result in the first quarter was SEK 3,591 m. (-288). The strong result was attributable primarily to unrealized increases in the value of holdings in EQT's funds. Unrealized and realized value increases in Investor Growth Capital also contributed to income for the period. Investor Growth Capital's Asian, European and U.S. units all contributed positively to income for the period.

Trend of earnings,
Private Equity Investments


SEK m.
3 500
2 500
1 500
500
-500
Q1 2006
Q1 2007

TREND OF EARNINGS, PRIVATE EQUITY INVESTMENTS

SEK m.	1/1-3/31 2007	1/1-3/31 2006
Change in value (incl. dividends)		
EQT	3 203	-233
Investor Growth Capital	440	-2
Operating costs	-52	-53
Effect on income	3 591	-288

Net asset value

The increase in the business area's net asset value was due primarily to unrealized value increases within EQT. Due to the value appreciation, the net asset value rose, despite divestments exceeding investments during the quarter.

PRIVATE EQUITY INVESTMENTS BY UNIT

	3/31 2007		12/31 2006	
	SEK/ share	SEK m.	SEK/ share	SEK m.
EQT	14	11 218	12	8 872
Investor Growth Capital	9	6 785	8	6 309
Total	23	18 003	20	15 181

Private Equity Investments by geography


Asia 7%
Northern Europe 71%
United States 22%

LISTED/UNLISTED WITHIN PRIVATE EQUITY

	Listed	Unlisted
Total, Private Equity	9%	91%

Private Equity Investments by development stage


%
100
80
60
40
20
VC funds (6%)
Early (7%)
Expansion (17%)
Mature (70%)
2002
2003
2004
2005
2006
Q1 2007

Investor Growth Capital

Read more on the Web: www.investorgrowthcapital.com>>

The favorable stock market environment in the first quarter remained supportive of sizeable exit and IPO activity among venture stage companies. Fund raising was marginal. The pace of new investments was steady but valuations of venture-backed companies continued to rise modestly.

Events occurring in the first quarter

New investments were made in Ception Therapeutics, Ceregene and ForeSee Results. A new investment in Tobii was also announced.

Ception Therapeutics (United States) is an emerging biopharmaceutical company focused on the discovery and development of products to address unmet medical needs in inflammatory, infectious and vascular diseases.

Ceregene (United States) develops novel, gene-delivered growth factor products for the treatment of serious neurological disorders, such as Parkinson's disease.

ForeSee Results (United States) is the market leader in online satisfaction measurement and management based on the methodology of the University of Michigan's American Customer Satisfaction Index (ACSI).

Tobii Technology (Sweden) is a world leader in hardware and software solutions for eye tracking. The company's main products are eye-controlled computers for the disabled and eye tracking testing to assess the impact of computer software, web pages and advertisements on user behavior.

Follow-on investments were made in Digital Check, among other holdings.

Holdings in Vallent and Lifecell were sold. The holding in ISTA was partially divested. Agreements were also reached to sell Morphotek and Picolight. These companies have been revalued upwards in accordance with the agreed purchase prices.

Sector exposure, Investor Growth Capital, 3/31 2007


Funds and other 21%
Software 11%
Semiconductors 7%
Internet services 6%
Communications 5%
Other IT 9%
Pharma/ Biotechnology 27%
Medical devices 14%

EQT

Read more on the Web: www.eqt.se >>

In the first quarter, EQT V announced that it had agreed to acquire Dako in Denmark, Scandic Hotels in Sweden and CBR in Germany.

EQT II sold its holding in Hemocue.

The he previously announced divestment of Plantasjen (EQT III) was closed.

INVESTOR'S PRIVATE EQUITY INVESTMENTS

Private equity investments have been made since Investor was established in 1916 but were given their current modern shape and structure in the mid-1990s. The private equity activities generate high returns when exits are implemented, allow for increased diversification of the portfolio, synergies with the core investments and the possibility to discover important new technologies and new business trends early.

Investor conducts two different types of private equity investments: buyouts and venture capital. Buyout activities are conducted through EQT's funds, which are partly owned by Investor. Venture capital activities are conducted by Investor Growth Capital, a wholly owned subsidiary. EQT, partly owned by Investor, has 11 funds focused on companies in Northern Europe and Greater China. Investor Growth Capital is active in the United States, Northern Europe and Asia.

Investments in private equity, which involve more risk by their nature, are made with the objective of realizing an average annualized return (IRR) of 20 percent.

Financial Investments

The Financial Investments business area consists of Investor's holdings with a shorter ownership horizon. The business area had an effect of SEK 98 m. on income in the first quarter of the year (83). Investor's active portfolio management activities had the greatest positive effect with SEK 73 m.

Read more on investorab.com under "Our Investments" >>

Earnings for the period

Financial Investments had an effect of SEK 98 m. on income in the first quarter (83).

Net asset value

FINANCIAL INVESTMENTS

	3/31 2007 SEK/ share	SEK m.	12/31 2006 SEK/ share	SEK m.
Active portfolio management	2	1 898	2	1 257
RAM One	1	848	1	786
Other[1]	1	937	1	965
Total	**4**	**3 683**	4	3 008

1) Includes the holding in LogicaCMG.

Active portfolio management

Investor's active portfolio management activities generated net operating income of SEK 73 m. in the first quarter (49).

On March 31, 2007, the active portfolio management activities had a long net position amounting to SEK 1,898 m.

RAM

The hedge fund RAM One developed positively during the first quarter, increasing 8 percent.

Consolidated net debt

Consolidated net debt totaled SEK 7,990 m. on March 31, 2007 (after booking the dividend as a liability), compared with net cash of SEK 416 m. at year-end 2006.

Net financial items totaled SEK -48 m. in the first quarter (-251). Net financial items include interest income of SEK 152 m. (104) and interest expenses totaling SEK -204 m. (-473). The remaining portion consists mainly of revaluations of loans, swaps and hedges for employee stock option and share programs.

Investor's leverage (net debt as a percentage of total assets) was 5 percent on March 31, 2007, compared with a marginal net cash position at year-end 2006.


Consolidated net debt
SEK bn.
%
10
8
6
4
2
0
-2
5
4
3
2
1
0
-1
2005
2006
Q1 2007
Total net debt (left-hand scale)
Net debt/total assets (right-hand scale)

The increase in net debt during the quarter was attributable primarily to the dividend of SEK 3.4 bn. and the SEK 5.5 bn. investment in Mölnlycke Health Care. During the remainder of the year, Investor expects to receive SEK 6.6 bn. in dividends and share redemptions.

Cash, bank balances and short-term investments amounted to SEK 13,378 m. on March 31, 2007, as against SEK 18,653 m. at year-end 2006. The Group's borrowings amounted to SEK 18,141 m. at the close of the quarter, as against SEK 18,299 m. at year-end 2006.

In April, Investor launched a tender offer to repurchase its public bond maturing in 2010. The outstanding amount is EUR 343 m. and the intention is to issue a longer bond to extend the debt maturity profile, provided that market conditions are favorable.

Consolidated costs

Consolidated costs totaled SEK 134 m. in the first quarter of the year (127). Of these costs, SEK 52 m. (53) was attributable to the Private Equity Investments business area, which has a business model that involves a higher share of administrative costs than Investor's other business areas. Compared with the preceding year, costs were affected by increased business activity within the Operating Investments business area.

The calculation of commitments within the framework for employee stock option programs and share programs resulted in additional costs of SEK 9 m. in the first quarter (10). Since the programs are hedged, there is a corresponding positive effect of the hedging in net financial items. The purpose of the hedging is to minimize costs for the programs that arise in connection with increases in Investor's share price.

Share capital

Investor's share capital amounted to SEK 4,795 m. on March 31, 2007 (SEK 4,795 m. on March 31, 2006).

STRUCTURE OF SHARE CAPITAL

Class of share	Number of shares	Number of votes	% of capital	% of votes
A 1 vote	311 690 844	311 690 844	40.6	87.2
B 1/10 vote	455 484 186[1]	45 548 418	59.4	12.8
Total	767 175 030	357 239 262	100.0	100.0

1) Of these shares, Investor owned 700,000 on March 31, 2007.

Repurchase of own shares

The 2007 Annual General Meeting approved the proposal that Investor buy back its own shares in order to hedge the company's long-term share-based remuneration programs. The buyback does not affect Investor's share capital but has a positive impact on earnings per share and equity per share since repurchased shares have not been included in the calculation of these key ratios.

Investor shares

Read more on investorab.com under "Investors & Media" >>

The total return (sum of share price changes and reinvested dividends) was 2 percent in the first quarter (4). The total return has been 21 percent over the past 12-month period (55).

The average annualized total return on Investor shares has been 11 percent over the past ten-year period. The corresponding figure for the past 20-year period is 21 percent.


Average total return
%
25
20
15
10
5
0
Q1
1 year
5 years
10 years
20 years

The price of the Investor B-share was SEK 166 on March 31, 2007. The price of the Investor B-share was SEK 168 on December 31, 2006.

Other

Accounting policies

This interim report has been prepared in accordance with IAS 34 Interim Financial Reporting and RR 31 Consolidated Interim Financial Reporting. The accounting policies that have been applied are in agreement with the accounting policies used in the preparation of the company's latest annual report.

The following is a brief description of the accounting policies that are of central importance to the preparation of Investor's financial reports.

Accounting and valuation of holdings

Subsidiaries

Companies that are defined as subsidiaries are consolidated in accordance with the purchase method according to IAS 27 and IFRS 3.

Associated companies

Investor's main rule is that associated companies are reported as financial instruments, at fair value, in accordance with IAS 39 and IAS 28, paragraph 1. Associated companies in the Operating Investments business area are reported in accordance with the equity method since Investor is involved in the companies' business activities to a larger extent than in holdings in other business areas.

Holdings reported within several business areas

In cases when a holding is reported in several business areas, and the measurement and accounting principles differ, the valuation method applied to the relatively largest share of the holding is also used in the other business areas.

Other holdings

All other holdings are reported and valued as financial instruments in accordance with IAS 39. See also below.

Financial instruments

Equity-related investments

In accordance with IAS 39, equity-related investments are reported at fair value through profit and loss. Equity-related investments are valued as follows:

Listed holdings

Listed holdings are valued on the basis of their share price (purchase price, if there is one quoted) on the closing date.

Unlisted holdings

Unlisted holdings are valued on the basis of the "International Private Equity and Venture Capital Valuation Guidelines" prepared and published jointly by the venture capital organizations EVCA, BVCA and AFIC.

For directly owned holdings (i.e. those owned directly by a company in the Investor Group), an overall evaluation is made to determine the valuation method that is appropriate for each specific holding. It is first taken into account whether a recent financing round or "arms length" transaction has been made, after which a valuation is made by applying relevant multiples to the holding's key ratios (for example, EBITDA), derived from a relevant sample of comparable companies, with deduction for individually determined adjustments as a consequence of, for example, the size difference between the company being valued and the sample of comparable companies. An assessment is then made of the above-mentioned methods to determine the one that best reflects the market value of the holding, and the holding is then valued according to that method. In those cases when other valuation methods better reflect the fair value of a holding, this value is used, which means that certain holdings are valued with methods other than the ones described above.

Fund holdings

Holdings in funds are valued at Investor AB's share of the value that the fund manager reports for all holdings in the fund and is normally updated when a new valuation is received. If Investor AB's assessment is that the fund manager's valuation does not sufficiently take into account factors that affect the value of the underlying holdings, or if the valuation is considered to deviate considerably from IFRS principles, the value is adjusted.

Liabilities

Investor AB uses derivatives to control the exposure of the debt portfolio against fluctuations in exchange rates and interest rates. Hedge accounting is applied to reflect this in the consolidated accounts in cases when a derivative and the underlying loan qualify for this in accordance with IAS 39. When loans and derivatives do not qualify for hedge accounting, loans are valued at the amortized cost and derivatives are reported at fair value through profit and loss.

Other financial instruments

Derivatives and short-term investments are reported at fair value through profit and loss.

Financial instruments other than those noted above are reported at the amortized cost.

Property, plant and equipment

In accordance with alternatives in IAS 16, Investor AB's real estate properties are reported at fair value.

Share-based payment

Investor's employee stock option programs and share programs are reported in accordance with the regulations in IFRS 2 for share-based payments that are equity settled. A value for the program is estimated on the grant date which then comprises the basis for the cost that is distributed over the vesting period of the programs. Provisions for social security costs are reported on a continuous basis in accordance with URA 46 and are thus distributed in

the same way as the cost for employee stock option and share programs.

Taxes

The valuation of assets and liabilities at fair value results in temporary differences when the fair value differs from the tax value. In accordance with IAS 12, a deferred tax liability, or deferred tax receivable, is recognized for temporary differences.

Deferred tax receivables resulting from temporary differences, or due to loss carry-forwards, are recognized only to the extent to which it is probable that it can be realized against taxable profits within the near future.

Other

Changes in value

For items that were held in the balance sheet at the beginning and at the close of the period, the value change consists of the difference in value between these two dates. For items in the balance sheet that were realized during the period, the value change consists of the difference between the proceeds received and the value at the beginning of the period. For items in the balance sheet that were acquired during the period, the value change consists of the difference between the value at the close of the period and the acquisition cost.

Financial calendar 2007

July 11	Interim Report, January-June
October 11	Interim Report, January-September

Stockholm, April 17, 2007

Börje Ekholm
President and Chief Executive Officer

For more information:

- Lars Wedenborn, Chief Financial Officer:
  +46 8 614 2141, +46 73 524 2141
  lars.wedenborn@investorab.com
- Oscar Stege Unger, Acting Head of Corporate Communications and Head of Investor Relations:
  +46 8 614 2059, +46 70 624 2059
  oscar.stege.unger@investorab.com

- Address:
  Investor AB (publ) (Org. No. 556013-8298)
  SE-103 32 Stockholm, Sweden
  Visiting address: Arsenalsgatan 8C
  Phone: +46 8 614 2000
  Fax: + 46 8 614 2150
  info@investorab.com
- Ticker codes:
  INVEB SS in Bloomberg
  INVEb.ST in Reuters
  W:ISBF in Datastream

This interim report has not been subject to review by the company's auditors.

Consolidated Income Statement

SEK m.	2007 1/1-3/31	2006 1/1-3/31
Investing activities		
Dividends	1 253	377
Changes in value	6 566	15 845
Operating costs	-96	-101
Net profit/loss - Investing activities	**7 728**	**16 121**
Operating investments		
Changes in value	291	-
Net sales	80	144
Cost of services sold	-83	-151
Operating costs	-20	-10
Share of income of associated companies	-583	-420
Net profit/loss - Operating investments	**-315**	**-437**
Groupwide operating costs	-18	-16
Cost of long-term share-based remuneration	-9	-10
Operating profit/loss	**7 386**	**15 658**
Net financial items	-48	-251
Profit/loss before tax	**7 338**	**15 407**
Taxes	101	-27
Profit/loss for the period	**7 439**	**15 380**

Attributable to:		
Equity holders of the Parent	7 438	15 370
Minority interest	1	10
Profit/loss for the period	**7 439**	**15 380**
Basic earnings per share, SEK	**9.70**	**20.03**
Diluted earnings per share, SEK	**9.68**	**19.98**

Consolidated Balance Sheet

SEK m.	2007 3/31	2006 12/31
Assets		
Tangible fixed assets	2 488	2 489
Shares and participations	165 664	157 481
Receivables included in net debt	418	261
Other receivables	5 503	2 056
Cash, bank and short-term investments	13 378	18 653
Total assets	187 451	180 940
Shareholders' equity and liabilities		
Shareholders' equity	163 313	159 320
Pensions and similar commitments	196	199
Loans	18 141	18 299
Other liabilities	5 801	3 122
Total shareholders' equity and liabilities	187 451	180 940

NET DEBT

SEK m.	2007 3/31	2006 12/31
Cash, bank and short-term investments	13 378	18 653
Receivables included in net debt	418	261
Other liabilities included in net debt	-3 449 [1]	-
Loans	-18 141	-18 299
Pensions and similar commitments	-196	-199
Total net debt	-7 990	416

CHANGES IN SHAREHOLDERS' EQUITY

SEK m.	2007 1/1-3/31	2006 1/1-12/31	2006 1/1-3/31
Opening balance as per balance sheet	159 320	133 945	133 945
Translation reserve, change for the period	73	-270	-19
Hedging reserve, change for the period	-18	42	8
Fair value reserve, change for the period	-	-	26
Dividends to own shareholders	-3 449 [2]	-2 685	-2 685
Minority interest	-12	-9	-
Repurchase of own shares	-	-89	-
Effect of long-term share-based remuneration	-40	-100	-54
Net income for the period	7 439	28 486	15 380
Closing balance	163 313	159 320	146 601
Attributable to:			
Equity holders of the Parent	163 168	159 167	146 472
Minority interest	145	153	129
Total shareholders' equity	163 313	159 320	146 601

1) Refers to approved but not cash-settled dividend

2) The number of shares entitled to dividends on the record date totaled 766,475,030.

Consolidated Statement of Cash Flows

SEK m.	2007 1/1-3/31	2006 1/1-3/31
Operating activities		
Core Investments		
Dividends received	444	362
Operating Investments		
Cash receipts	305	145
Cash payments	-346	-150
Private Equity Investments		
Dividends received	72	3
Financial Investments and operating costs		
Dividends received	4	7
Cash receipts	7 548	6 738
Cash payments	-8 389	-7 107
Cash flows from operating activities before net interest and income taxes	-362	-2
Interest received/paid	-104	-337
Income taxes paid	-233	-127
Cash flows from operating activities	-699	-466
Investing activities		
Core Investments		
Acquisitions	-306	-437
Divestments	743	-
Operating Investments		
Acquisitions, etc.	-2 543	-
Divestments	292	-
Increase in long-term receivables	-3 180	-440
Private Equity Investments		
Acquisitions, etc.	-420	-267
Divestments	1 174	2 299
Financial Investments		
Divestments	-	39
Net changes, short-term investments	8 366	3 006
Acquisitions of property, plant and equipment	-12	-48
Cash flows from investing activities	4 114	4 152
Financing activities		
Loans raised	-	4 673
Loans repaid	-330	-6 102
Dividends paid[1)]	-	-2 685
Cash flows from financing activities	-330	-4 114
Cash flow for the period	3 085	-428
Cash and cash equivalents at beginning of the year	5 608	4 220
Exchange difference in cash	2	-4
Cash and cash equivalents at end of the period	8 695	3 788

1) Dividend was approved but not cash-settled by the end of the reporting period.

Segment reporting

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2007

SEK m.	Core Investments	Operating Investments	Private Equity Investments	Financial Investments	Investor groupwide	Total
Dividends	1 182		72	4		1 258
Changes in value	2 892	291	3 571	103 [1]		6 857
Other revenues and expenses		-3 [2]				-3
Operating costs	-35	-20	-52	-9	-18	-134
Cost of long-term share-based remuneration					-9	-9
Shares of income of associated companies		-583				-583
Operating profit/loss	4 039	-315	3 591	98	-27	7 386
Net financial items					-48	-48
Tax					101	101
Net profit/loss for the period	4 039	-315	3 591	98	26	7 439
Other (currency, etc.)		13			-10	3
Dividend					-3 449	-3 449
Effect on net asset value	4 039	-302	3 591	98	-3 433	3 993
Net asset value by business area 3/31 2007						
Carrying amount	137 729	11 122	18 003	3 683	766	171 303
Net debt					-7 990	-7 990
Total net asset value	137 729	11 122	18 003	3 683	-7 224	163 313

PERFORMANCE BY BUSINESS AREA 1/1-3/31 2006

SEK m.	Core Investments	Operating Investments	Private Equity Investments	Financial Investments	Investor groupwide	Total
Dividends	362		13	2		377
Changes in value	16 003		-248	90 [1]		15 845
Other revenues and expenses		-7 [2]				-7
Operating costs	-39	-10	-53	-9	-16	-127
Cost of long-term share-based remuneration					-10	-10
Shares of income of associated companies		-420				-420
Operating profit/loss	16 326	-437	-288	83	-26	15 658
Net financial items					-251	-251
Tax					-27	-27
Net profit/loss for the period	16 326	-437	-288	83	-304	15 380
Other (currency, etc.)					-39	-39
Dividends paid					-2 685	-2 685
Effect on net asset value	16 326	-437	-288	83	-3 028	12 656
Net asset value by business area 3/31 2006						
Carrying amount	131 859	2 787	13 200	1 540	-357	149 029
Net debt					-2 193	-2 193
Total net asset value	131 859	2 787	13 200	1 540	-2 550	146 836

1) Changes in value include sales referring to active portfolio management amounting to SEK 7,694 m. (7,276).

2) Other revenues and expenses include net sales in the amount of SEK 80 m. (144) which refer primarily to The Grand Group, and for 2006 also to EQT Partners.

END